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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                 ________________FemRx, Inc.___________________
                                (Name of Issuer)

                _______Common Stock, $0.001 par value___________
                         (Title of Class of Securities)

                   ____________ 314463 10 0 __________________
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 7 pages

   -----------------------                                   ------------------
    CUSIP No. 314463 10 0            13G                      Page 2 of 7 Pages
   -----------------------                                   ------------------

   1        NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George M. Savage

   2        CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*     (a) / /
                                                                 (b) / /

   3        SEC USE ONLY

   4        CITIZENSHIP OR PLACE OF ORGANIZATION

            California, United States

           NUMBER OF           5     SOLE VOTING POWER
             SHARES                  471,461
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH

                               6     SHARED VOTING POWER
                                     10,000

                               7     SOLE DISPOSITIVE POWER
                                     471,461

                               8     SHARED DISPOSITIVE POWER
                                     10,000

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            481,461 (1)

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.4%

   12       TYPE OF REPORTING PERSON*
            IN

     1 Includes 448,128 shares held in the George and Nancy Savage Living Trust and 10,000 shares held by Savage-Thompson Management.

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 7 pages

   ---------------------                                    ------------------
    CUSIP No. 314463 10 0            13G                      Page 3 of 7 Pages
    ---------------------                                    ------------------

   1        NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George and Nancy Savage Living Trust

   2        CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*     (a) / /
                                                                 (b) / /

   3        SEC USE ONLY

   4        CITIZENSHIP OR PLACE OF ORGANIZATION

            California, United States

          NUMBER OF           5     SOLE VOTING POWER
             SHARES                  448,128
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                               6     SHARED VOTING POWER
                                     -0-

                               7     SOLE DISPOSITIVE POWER
                                     448,128

                               8     SHARED DISPOSITIVE POWER
                                     -0-

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            448,128

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.1%

   12       TYPE OF REPORTING PERSON*
            OO



                      *SEE INSTRUCTION BEFORE FILLING OUT!
                              Page 3 of 7 pages

    ---------------------                                    ------------------
    CUSIP No. 314463 10 0            13G                      Page 4 of 7 Pages
    ---------------------                                    ------------------

   1        NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Savage-Thompson Management

   2        CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*   (a) / /
                                                               (b) / /

   3        SEC USE ONLY

   4        CITIZENSHIP OR PLACE OF ORGANIZATION

            California, United States

           NUMBER OF           5     SOLE VOTING POWER
             SHARES                  10,000
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                               6     SHARED VOTING POWER
                                     -0-

                               7     SOLE DISPOSITIVE POWER
                                     10,000

                               8     SHARED DISPOSITIVE POWER
                                     -0-

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,000

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.1%

   12       TYPE OF REPORTING PERSON*
            PN
                          *SEE INSTRUCTION BEFORE FILLING OUT!
                              Page 4 of 7 pages

     Item 1.
         (a)      Name of Issuer:  FemRx, Inc.
         (b)      Address of Issuer's Principal Executive Offices:

                      1221 Innsbruck Drive
                      Sunnyvale, CA 94089

     Item 2.
         (a)      Name of Person Filing:

                            George M. Savage
                            George and Nancy Savage Living Trust ("Trust") Savage-Thompson Management ("STM")

         (b)      Address of Principal Business Office or, if none, Residence:

                      1221 Innsbruck Drive
                      Sunnyvale, CA 94089

         (c)      Citizenship:

                            George M. Savage:  California, United States
                            Trust:  California, United States
                            STM:  California, United States

         (d)      Title of Class of Securities:  Common Stock, $0.001 par value

         (e)      CUSIP Number:  314463 10 0

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      Not applicable.

     Item 4.  Ownership
         (a)      Amount Beneficially Owned:

                            George M. Savage: 481,461*
                            Trust:  448,128
                            STM: 10,000

     * Includes 448,128 shares held in the George and Nancy Savage Living Trust and 10,000 shares held by Savage-Thompson Management.

         (b)      Percent of Class:

                            George M. Savage:  5.4%
                            Trust:  5.1%
                            STM:  0.1%
                              Page 5 of 7 pages

         (c)      Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote:

                            George M. Savage:  471,461
                            Trust:  448,128
                            STM:  10,000

                  (ii)shared power to vote or to direct the vote:

                            George M. Savage:  10,000
                            Trust:  0
                            STM:  0

                  (iii)sole power to dispose or to direct the disposition of:

                            George M. Savage:  471,461
                            Trust:  448,128
                            STM:  10,000

                  (iv)shared power to dispose or to direct the disposition of:

                            George M. Savage:  10,000
                            Trust:  0
                            STM:  0



     Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

     Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

     Item 9.  Notice of Dissolution of a Group

                  Not applicable.

     Item 10. Certification

                  Not applicable.
                              Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1998
                                      Date

                              /s/ George M. Savage
                              --------------------
                                George M. Savage

                      George and Nancy Savage Living Trust

                              /s/ George M. Savage
                              --------------------
                            George M. Savage, Trustee

                           Savage-Thompson Management

                              /s/ George M. Savage
                              --------------------
                            George M. Savage, Partner





                               Page 7 of 7 pages